

10035943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41691

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hobert & Svoboda, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Bishops Way, Suite 206
(No. and Street)

Brookfield	WI	53005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William J. Svoboda (262) 782-8900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William J. Svoboda, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hobert & Svoboda, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

President

Title



Notary Public exp 02/10/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HOBERT & SVOBODA, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hobert & Svoboda, Inc.

We have audited the accompanying statement of financial condition of Hobert & Svoboda, Inc. as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to attain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Hobert & Svoboda, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 27, 2010

HOBERT & SVOBODA, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$ 351,849
Advisory fees receivable	295,339
TOTAL ASSETS	$ 647,188

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Related party payable	$ 22,467
SHAREHOLDERS' EQUITY	
Common stock, $1 par value; authorized 56,000 shares; issued and outstanding 700 shares	$ 700
Additional paid-in capital	6,300
Retained earnings	617,721
Total Shareholders' Equity	$ 624,721
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 647,188

The accompanying notes are an integral part of this financial statement.

HOBERT & SVOBODA, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company is a wholly-owned subsidiary of Hobert & Svoboda Enterprises, Inc. and was incorporated in the state of Wisconsin on August 15, 1989. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal business activity is providing securities investment advice. Operations began in December, 1989.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date. Revenue from advisory fees is recognized when the service has been performed.

Cash Equivalents – For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Concentrations of Credit Risk - The Company is engaged in various activities in which the counterparties primarily include broker/dealers, banks, other financial institutions and the Company's own customers. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

In addition, the Company's cash is on deposit at two financial institutions and the balances at times may exceed the federally insured limit. Due to the strong credit rating of these financial institutions, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

The Company reports its income for federal income tax purposes on a consolidated basis with the income of its parent company, Hobert & Svoboda Enterprises, Inc. The Company is required to file separately for state income tax purposes.

NOTE 3 - RELATED PARTY TRANSACTIONS

Two Company officers are responsible for a majority of the fees earned by the Company for the year ended December 31, 2009. The Company has paid no compensation to these officers regarding these fees.

As mentioned in Note 1, the Company is a wholly-owned subsidiary of Hobert & Svoboda Enterprises, Inc. (parent). For the year ended December 31, 2009 the parent has paid substantially all overhead and operating expenses incurred by the Company. Pursuant to a written agreement, the Company incurred to the parent $986,490 in expenses and of this amount, $22,467 was owed at December 31, 2009. The expenses incurred are as follows:

Expenses	Amount
Compensation and related expenses	$ 734,206
Occupancy	49,380
Communications	27,207
Other	175,697
Total	$ 986,490

NOTE 4 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the Financial Industry Regulatory Authority, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2009 the Company's net capital and required net capital were $329,382 and $5,000 respectively. The ratio of aggregate indebtedness to net capital was 7%.

NOTE 5 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, creates a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. *(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)*

Cash and cash equivalents of $351,849, as stated on the statement of financial condition, has been valued using Level 1 inputs. No valuation techniques have been applied to any other assets or liabilities included in the statement of financial condition. Due to the nature of these items, all have been recorded at their historic value.

NOTE 6 - CONTINGENCY

During 2009 the Company was threatened with a lawsuit regarding the timing of instructions to liquidate a portfolio in which the customer alleges damages of $27,900. The Company's management believes the assertion to be unfounded and has not heard from the customer since July 2009.

HOBERT & SVOBODA, INC.

SUPPLEMENTAL SIPC REPORT

DECEMBER 31, 2009

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

Board of Directors
Hobert & Svoboda, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by Hobert & Svoboda, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 solely to assist you and the other specified parties in evaluating Hobert & Svoboda, Inc.'s compliance with applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Hobert & Svoboda, Inc.'s management is responsible for Hobert & Svoboda, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in form SIPC-7T with respective cash disbursement records entries and copies of the checks noting no differences;

2) Compared amounts included in the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009 with the amounts reported in Form SIPC-7T for the period ended December 31, 2009, noting no differences;

3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers including the trial balance and the general ledger detail noting no differences; and

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers including the trial balance and general ledger detail supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than the specified parties.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
January 27, 2010

HOBERT & SVOBODA, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 2,138
Less Payments Made:			
	Date Paid	Amount	
	1-05-2009	$ 150	
	7-27-2009	515	
			(665)
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 1,473
Payment made with Form SIPC 7T			$ 1,623

See Accountant's Report

HOBERT & SVOBODA, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED DECEMBER 31, 2009

Total revenue	$ 854,897
Additions:	
None	
Total additions	$ 0
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	0
Revenues from commodity transactions	0
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	0
Net gain from securities in investment accounts	0
40% of interest earned on customers securities Accounts	0
Total deductions	$ 0
SIPC NET OPERATING REVENUES	$ 854,897
GENERAL ASSESSMENT @ .0025	$ 2,138

See Accountant's Report

Dunleavy & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
BLUE ISLAND, ILLINOIS